Cybin Announces Grant of U.S. Patent Covering Deuterated Tryptamines

- Newly granted U.S. patent further strengthens the Company’s leadership position in the deuterated tryptamine space -

- With the recently announced definitive agreement to acquire Small Pharma Inc. The granted patent will add to the most impressive intellectual property portfolio in the psychedelic drug development sector with 29 patents granted and over 150 patents pending

TORONTO, CANADA – September 5, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced that the United States Patent and Trademark Office (“USPTO”) has granted U.S. patent 11,746,088, covering composition of matter for deuterated tryptamine compounds and pharmaceutical compositions thereof, with exclusivity until 2041. The newly granted U.S. patent covers deuterated 5-methoxy-dimethyltryptamine analogs in the Company’s pre-clinical deuterated tryptamine portfolio and further strengthens the Company’s leadership position in the development of potential best-in-class deuterated tryptamine-based therapeutics for the treatment of mental health conditions.

“The grant of this patent is timely as we recently entered into a definitive agreement to acquire Small Pharma Inc., a leading developer of short-duration psychedelic therapeutics, together creating the psychedelic sector’s most impressive and robust intellectual property portfolio. The strong synergy of our collective intellectual property provides an unparalleled opportunity to develop novel, differentiated therapeutics for patients in need of improved treatment options,” said Doug Drysdale, Chief Executive Officer of Cybin. “Looking towards the next chapter for the combined company, this new composition of matter patent will have an important role in protecting the continued advancement of our development pipeline."

Upcoming milestones

•Phase 1 deuterated dimethyltryptamine (“dDMT”) data in Q3/Q4 2023 is expected to guide the formulation and administration routes in support of a Phase 2 efficacy study of dDMT in early 2024
•Phase 2 topline efficacy data for CYB003 in major depressive disorder (“MDD”) and topline Phase 1 data from the CYB004-E study expected in Q3/Q4 2023
•U.S. Food and Drug Administration (“FDA”) submission of CYB003 Phase 1/2 data for pivotal studies expected following topline efficacy data readout
•Preparations underway to support scaling to a potential Phase 3 study of CYB003 in early 2024

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to provide Phase 1 dDMT data in Q3/Q4 and resulting Phase 2 efficacy study in early 2024; Phase 2 topline data for CYB003 and Phase 1 data from CYB004-E in Q3/Q4 2023; submission of CYB003 Phase 1/2 data to the FDA and timing of pivotal studies;

progression to Phase 3 development of CYB003 in early 2024; the anticipated closing of the acquisition of Small Pharma Inc., including the satisfaction of closing conditions to the transaction which include, without limitation (i) Cybin shareholder approval; (ii) Small Pharma Inc. shareholder approval; (iii) necessary court approvals in connection with the plan of arrangement; (iv) Cybin obtaining the necessary approvals from the Cboe Canada and NYSE American; and (v) other closing conditions, including, without limitation, obtaining certain consents and other regulatory approvals, as applicable; the anticipated benefits of the transaction to shareholders and the combined company, including corporate operational, and other synergies; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com